                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INSIGHT HEALTH SERVICES CORP.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   45766Q 101
                                 (CUSIP Number)

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
                         One Federal Street, 21st Floor
                           Boston, Massachusetts 02110
                              Attn: Steven G. Segal
                                 (617) 753-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             Stephen C. Koval, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000


                                  JUNE 29, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                       SCHEDULE 13D
CUSIP NO. 45766Q 101 (FOR                                     PAGE 2 OF 18 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)



                  NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1.
                  J.W. CHILDS EQUITY PARTNERS II, L.P.
                  I.R.S. Identification No. 04-3290201


  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        See Item 5
    EACH
  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH     10.  SHARED DISPOSITIVE POWER
                  See Item 5




11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D
CUSIP NO. 45766Q 101 (FOR                                     PAGE 3 OF 18 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)



  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HALIFAX CAPITAL PARTNERS, L.P.
                  I.R.S. Identification No. 04-3290201

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        See Item 5
    EACH
  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH     10.  SHARED DISPOSITIVE POWER
                  See Item 5




11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D
CUSIP NO. 45766Q 101 (FOR                                     PAGE 4 OF 18 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)




  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  InSight Health Services Holdings Corp.

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        See Item 5
    EACH
  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH     10.  SHARED DISPOSITIVE POWER
                  See Item 5




11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D
CUSIP NO. 45766Q 101 (FOR                                     PAGE 5 OF 18 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)




  1.              NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JWCH Merger Corp.

  2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                         (b) [ ]

  3.              SEC USE ONLY

  4.              SOURCE OF FUNDS*

  5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT  TO ITEMS 2(d) OR 2(e)                   [ ]

  6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

              7.  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY  8.  SHARED VOTING POWER
  OWNED BY        See Item 5
    EACH
  REPORTING   9.  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH     10.  SHARED DISPOSITIVE POWER
                  See Item 5




11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 See Item 5

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                             [ ]

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

14.              TYPE OF REPORTING PERSON*

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D (the "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "Commission") by J.W. Childs Equity Partners II, L.P., a Delaware limited partnership ("J.W. Childs"), Halifax Capital Partners, L.P., a Delaware limited partnership ("Halifax"), InSight Health Services Holdings Corp., a Delaware corporation ("Holdings") and JWCH Merger Corp., a Delaware corporation and wholly-owned subsidiary of Holdings ("MergeCo"), in connection with (i) that certain Voting Agreement (the "GE Voting Agreement"), dated June 29, 2001, among Holdings, MergeCo and General Electric Company ("GE"), (ii) that certain Voting Agreement (the "GE Fund Voting Agreement"), dated June 29, 2001, among Holdings, MergeCo and GE Fund ("GE Fund"), and (iii) that certain Voting Agreement (the "Carlyle Voting Agreement" and, collectively with the GE Voting Agreement and the GE fund Voting Agreement, the "Voting Agreements"), dated June 29, 2001, among Holdings, MergeCo and Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership, Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership, C/S International Partners, a Cayman Islands general partnership, State Board of Administration of Florida, Carlyle Investment Group, L.P., a Delaware limited partnership, Carlyle-InSight International Partners, L.P., a Cayman Islands exempted limited partnership, Carlyle-InSight Partners, L.P., a Delaware limited partnership and TC Group, L.L.C., a Delaware limited liability company (collectively, "Carlyle"). Based on representations made in the Voting Agreements: (x) Carlyle beneficially owns 25,000 shares of InSight Health Services Corp. (the "Company") convertible preferred stock, Series B, par value $0.001 per share ("Series B Preferred Stock"), convertible into 298,507.46 shares of the Company's convertible preferred stock, Series D, par value $0.001 ("Series D Preferred Stock") and ultimately convertible into 2,985,074.6 shares of the Company's common stock, par value $0.001 per share ("Common Stock") and warrants to purchase up to 290,000 shares of Common Stock, (y) GE beneficially owns 17,005 shares of the Company's convertible preferred stock, Series C, par value $0.001 per share ("Series C Preferred Stock"), convertible into 203,044.8 shares of the Company's Series D Preferred Stock and ultimately convertible into 2,030,448 shares of the Company's Common Stock and warrants to purchase up to 270,000 shares of Common Stock and (z) GE Fund beneficially owns 10,948 shares of the Company's Series C Preferred Stock convertible into 130,722.4 shares of the Company's Series D Preferred Stock and ultimately convertible into 1,307,224 shares of the Company's Common Stock (Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, warrants beneficially owned by GE and Carlyle and all securities issued in respect of the foregoing are collectively referred to herein as the "Subject Shares"). Based on these representations and the representations of the Company in the Merger Agreement (as defined below) regarding the number of outstanding shares of Common Stock as of June 29, 2001, GE, GE Fund and Carlyle beneficially own approximately 67.74%, in the aggregate, of the outstanding shares of Common Stock on an as converted basis. The Voting Agreements were entered into in connection with the signing of an Agreement and Plan of Merger dated as of June 29, 2001 by and among Holdings, MergeCo and the Company (the "Merger Agreement") providing for the proposed merger (the "Merger") of MergeCo with and into the Company whereby the Company will become the wholly-owned subsidiary of Holdings.

ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to shares of the Common Stock. The Company's filings with Commission state that the Company's principal executive offices are located at 4400 MacArthur Blvd., Suite 800, Newport Beach, CA 92660.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being jointly filed by J.W. Childs, Halifax, Holdings and MergeCo, which are hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement, dated July 9, 2001, a copy of which is filed with this Statement as
Exhibit 1 (which is hereby incorporated by reference herein), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The Reporting Persons and certain officers of the Company may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of certain transactions described in Item 4 below. Each of the Reporting Persons expressly declares that the filing of this Statement shall not be construed as an admission by it, for purposes of the Exchange Act, that it has formed a group or that it is the beneficial owner of, or that it has any shared voting or dispositive power over any shares of Common Stock.

(a) and (b)      The following information is given with respect to each of the
                Reporting Persons:

                  J.W. Childs is a limited partnership formed under the laws of the State of Delaware with its principal office located at One Federal Street, Boston, Massachusetts 02110. It is a private investment firm, principally engaged in the business of investing and managing its investments.

                  Halifax is a limited partnership formed under the laws of the State of Delaware with its principal offices located at 1133 Connecticut Ave, N.W., Suite 700, Washington, D.C. 20036 and 201 Main Street, Suite 2420, Fort Worth, Texas 76102 and other offices located in Los Angeles, California and Raleigh, North Carolina. It is a private investment firm, principally engaged in the business of investing and managing its investments.

                  Holdings is a Delaware corporation with its principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. It is a corporation organized on June 13, 2001 for the purpose of holding MergeCo and effecting the transactions described in Item 4 below. Holdings has not engaged in any activities other than in connection with such transactions. J.W. Childs owns approximately 80% of the capital stock of Holdings and Halifax owns approximately 20% of the capital stock of Holdings.

                  MergeCo is a Delaware corporation with its principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. It is a wholly owned subsidiary of Holdings. MergeCo was incorporated on June

13, 2001 solely for the purpose of effecting the transactions described in Item 4 below and has not engaged in any activities other than in connection with such transactions.

(c) The information required by this Item 2(c) and Instruction C to Schedule 13D concerning the Reporting Persons and other persons and entities is set forth on Schedule A hereto which is hereby incorporated by reference herein.

(d) and (e)       During the last five years, the Reporting Persons
have not, nor, to their knowledge, have any of the persons named in Schedule A hereto been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, the Reporting Persons have not, nor, to their knowledge, have any of the persons named in Schedule A hereto, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information required by this Item 2(f) and Instruction C to Schedule 13D concerning the Reporting Persons and other persons and entities is set forth on Schedule A hereto which is hereby incorporated by reference herein.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Voting Agreements have been entered into to secure the support of the beneficial owners of the Subject Shares for the proposed Merger pursuant to the Merger Agreement. As of the date of this Statement, the Reporting Persons, and other persons and entities set forth on Schedule A hereto, have not paid any funds or other consideration relating to the "beneficial ownership" of Common Stock reported herein.

ITEM 4.           PURPOSES OF TRANSACTION.

                  The purpose of the Voting Agreements is to secure the support of the beneficial owners of the Subject Shares for the proposed Merger pursuant to the Merger Agreement.

                  Under the terms of the Voting Agreements, each of GE, GE Fund and Carlyle agreed (i) to elect to convert all of the Series B Preferred Stock and Series C Preferred Stock that it owns into shares of Series D Preferred Stock pursuant to the terms thereof and prior to the record date for the meeting of stockholders of the Company called to vote upon the approval of the Merger and the adoption of the Merger Agreement, (ii) to consent to the cancellation of any warrants held by it for consideration in accordance with the Merger Agreement, (iii) to vote in favor of the Merger and the adoption of the Merger Agreement and (iv) to convert all of the aforementioned shares of Series D Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger.

                  Each of GE, GE Fund and Carlyle has also agreed to grant an irrevocable proxy to Holdings and to appoint Holdings as its attorney-in-fact to vote its Series D Preferred Stock in favor of the Merger and the adoption of the Merger Agreement. In addition, each of GE, GE Fund and Carlyle agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the equity securities of the Company owned by it, (ii) enter into any voting arrangement or understanding other than the Voting Agreements, or (iii) take any action that could make any of its representations or warranties in the Voting Agreements untrue or incorrect or could have the effect of preventing or disabling each of GE, GE Fund and Carlyle from performing any of its obligations under the Voting Agreements. Moreover, each of GE, GE Fund and Carlyle agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal. The Voting Agreements terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

                  Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by stockholders of the Company), at the effective time of the Merger (the "Effective Time"), (i) MergeCo will be merged with and into the Company and the Company will become the wholly-owned subsidiary of Holdings, (ii) except for shares of Common Stock as to which dissenters' rights are perfected or which are owned by the Company, Holdings, MergeCo or any direct or indirect wholly owned subsidiary of the Company, Holdings or MergeCo and subject to customary anti-dilution adjustments, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled, retired and converted into a right to receive $18.00 per share, in cash and without interest, and (iii) each outstanding warrant and option to purchase Common Stock shall be canceled and retired and each holder of any such warrant or option, whether or not such warrant or option is then exercisable, shall be entitled to receive the Warrant Consideration or Option Consideration (as such terms are defined in the Merger Agreement), as applicable. Upon consummation of the Merger, the registration of the Common Stock under the Act will be terminated, and the Common Stock will cease to be reported on The Nasdaq Stock Market, Inc.

                  The foregoing summaries of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed with this Statement or incorporated by reference as Exhibits 2, 3, 4 and 5, respectively, to this Statement.

                  Other than as set forth above, none of the Reporting Persons, and other persons and entities set forth on Schedule A hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The following information is given with respect to the Reporting Persons:

(a) Based on the representations of the Company in the Merger Agreement and of each of GE, GE Fund and Carlyle in the respective Voting Agreement, by virtue of the execution of the Voting Agreements, the Reporting Persons may be deemed the beneficial owner of 6,322,746.6 shares of Common Stock, which constitutes approximately 67.74% of the 9,334,402.6 shares of Common Stock outstanding, on an as converted basis. Additionally, the Reporting Persons may be deemed the beneficial owner of 10,000 shares of Common Stock owned by David W. Dupree, a Managing Director of Halifax, which represents 0.1071% of the Common Stock outstanding, on an as converted basis.

                  The Reporting Persons hereby disclaim beneficial ownership of any shares of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of
Section 13(d) of the Exchange Act, the beneficial owners of any such shares of Common Stock.

(b) The Reporting Persons may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of all of the shares of Common Stock identified in paragraph (a) above.

(c) Except as described above, the Reporting Persons do not, nor to their knowledge, do any of the persons named in Schedule A hereto beneficially own any shares of Common Stock or have effected any purchase or sale transaction in shares of Common Stock in the 60-day period preceding the date of this Statement.

(d)               Not applicable.

(e)               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Dupree is a former Managing Director and Partner of Carlyle and has continuing economic interest in certain investments of Carlyle including Carlyle's investment in the Common Stock of the Company. Mr. Dupree hereby disclaims beneficial ownership of any Common Stock beneficially owned by Carlyle.

                  To the knowledge of the Reporting Persons, except as set forth in this Statement or in the Exhibits filed herewith or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

        1. Agreement Regarding Joint Filing of Schedule 13D dated July 9, 2001 by and between J.W. Childs, Halifax, InSight Health Services Holdings Corp. and JWCH Merger Corp.

        2. Agreement and Plan of Merger dated as of June 29, 2001 by and among InSight Health Services Holdings Corp., JWCH Merger Corp. and InSight Health Services Corp. (incorporated by reference to
                Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on July 2, 2001).

        3. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and General Electric Company.

        4. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and GE Fund.

        5. Voting Agreement dated June 29, 2001 among InSight Health Services Holdings Corp., JWCH Merger Corp. and Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership, Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership, C/S International Partners, a Cayman Islands general partnership, State Board of Administration of Florida, Carlyle Investment Group, L.P., a Delaware limited partnership, Carlyle-InSight International Partners, L.P., a Cayman Islands exempted limited partnership, Carlyle-InSight Partners, L.P., a Delaware limited partnership and TC Group, L.L.C., a Delaware limited liability company.

        6.      Press release dated July 1, 2001 (incorporated by reference to
                Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on July 2, 2001).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, J.W. Childs Equity Partners II, L.P., Halifax Capital Partners, L.P., InSight Health Services Holdings Corp. and JWCH Merger Corp. certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
                      By: J.W. Childs Advisors II, L.P., its general partner
                      By: J.W. Childs Associates, L.P., its general partner
                      By: J.W. Childs Associates, Inc., its general partner


                      By:  /s/  Edward D. Yun
                          ----------------------------------------
                      Name:   Edward D. Yun
                      Title:  Vice President

                      HALIFAX CAPITAL PARTNERS, L.P.
                      By: Halifax Genpar, L.P.
                      By: The Halifax Group, L.L.C.

                      By:  /s/  David W. Dupree
                          ----------------------------------------
                      Name:   David W. Dupree
                      Title:  Managing Partner

                      INSIGHT HEALTH SERVICES HOLDINGS CORP.


                      By:  /s/ Mark J. Tricolli
                          ----------------------------------------
                      Name:   Mark J. Tricolli
                      Title:  Vice President



                      JWCH MERGER CORP.


                      By:  /s/ Mark J. Tricolli
                          ----------------------------------------
                      Name:   Mark J. Tricolli
                      Title:  Vice President

                                   Schedule A


I.    J.W. Childs Equity Partners II, L.P.

        The general partner of J.W. Childs Equity Partners II, L.P. is J.W. Childs Advisors II, L.P., a Delaware limited partnership. The general partner of J.W. Childs Advisors II, L.P. is J.W. Childs Associates, L.P., a Delaware limited partnership. The general partner of J.W. Childs Associates, L.P. is J.W. Childs Associates, Inc., a Delaware corporation. Each of J.W. Childs Advisors II, L.P., J.W. Childs Associates, L.P. and J.W. Childs Associates, Inc. is principally engaged in the business of investing and managing the investments, in a general partner capacity, of J.W. Childs Equity Partners II, L.P., and each has its principal business and principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. The directors and executive officers of J.W. Childs Associates, Inc. are as follows:

Director
John W. Childs             Sole Director

Executive Officers

John W. Childs             President and Treasurer
Steven G. Segal            Secretary and Vice President
Adam L. Suttin             Assistant Secretary and Vice President
Glenn A. Hopkins           Vice President
Edward D. Yun              Vice President
Dana L. Schmaltz           Vice President
Chris Cabot                Assistant Clerk

                  Each of the above-named directors and executive officers of J.W. Childs Associates, Inc. is a United States citizen and is employed by J.W. Childs Associates, L.P. The business address of each of such persons is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.


II.      Halifax Capital Partners, L.P.

                  The general partner of Halifax Capital Partners, L.P. is Halifax Genpar, L.P., a Delaware limited partnership. The general partner of Halifax Genpar, L.P. is The Halifax Group, L.L.C., a Delaware limited liability company. The Halifax Group, L.L.C. is principally engaged in the business of investing and managing the investments, in a general partner capacity, of Halifax Capital Partners, L.P., and each has principal business offices located at 1133 Connecticut Avenue, N.W., Suite 700, Washington, D.C. 20036 and 201 Main Street, Suite 2420, Forth Worth, Texas 76102 and other offices in Los Angeles, California and Raleigh, North Carolina. The directors and executive officers of The Halifax Group, L.L.C. are as follows:

Directors
---------

William L. Rogers
David W. Dupree
Billie J. Ellis, Jr.
David Bonderman
Thomas J. Barrack

Executive Officers
------------------

William L. Rogers          Executive Vice President
David W. Dupree            Executive Vice President
Billie J. Ellis, Jr.       Executive Vice President
Kenneth M. Doyle           Vice President
Brent D. Williams          Vice President


III. The directors and executive officers of InSight Health Services Holdings Corp. are as follows:

Directors
----------

Edward D. Yun
Mark J. Tricolli
Kenneth M. Doyle

Executive Officers
-------------------

Edward D. Yun              President
Mark J. Tricolli           Vice President and Secretary
Kenneth M. Doyle           Vice President
Allan Dowds                Vice President, Treasurer and Assistant Secretary

                  Edward D. Yun, Mark J. Tricolli and Allan Dowds are United States citizens and are employed by J.W. Childs Associates, L.P. The business address of each such person is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

                  Kenneth M. Doyle is a United States citizen and is employed by The Halifax Group, L.L.C. Mr. Doyle's business address is c/o The Halifax Group, L.L.C., 1133 Connecticut Avenue, N.W., Suite 700, Washington, D.C. 20036

IV.               JWCH Merger Corp.

                  The directors and executive officers of JWC Merger Corp. are as follows:

Directors
----------
Edward D. Yun
Mark J. Tricolli
Kenneth M. Doyle

Executive Officers
-------------------
Edward D. Yun              President
Mark J. Tricolli           Vice President and Secretary
Kenneth M. Doyle           Vice President
Allan Dowds                Vice President, Treasurer and Assistant Secretary


                  Edward D. Yun, Mark J. Tricolli and Allan Dowds are United States citizens and are employed by J.W. Childs Associates, L.P. The business address of each such person is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.

                  Kenneth M. Doyle is a United States citizen and is employed by The Halifax Group, L.L.C. Mr. Doyle's business address is c/o The Halifax Group, L.L.C., 1133 Connecticut Avenue, N.W., Suite 700, Washington, D.C. 20036